Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated November 2, 2009, of FX Real Estate and Entertainment Inc. and are in agreement with the statements contained in the first through fourth paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the third paragraph on page two therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audits of the registrant’s 2007 and 2008 financial statements.

/s/ ERNST & YOUNG LLP

New York, New York
November 5, 2009